UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date July 22, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

July 22, 2022

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES ACQUISITION OF ADDITIONAL INTEREST IN THE FONDO INMOBILIARIO COLOMBIA (REAL ESTATE FUND)

Bancolombia S.A. (Bancolombia) announces that it has entered into an agreement today with PSPIB COLCONDOR S.A.S. and PSP CONDOR INC. (PSP) for the acquisition of an additional interest of 30.11% of the units in circulation of the Fondo de Capital Privado Fondo Inmobiliario Colombia FIC, a real estate fund. With the acquisition, Bancolombia will be the owner of 80.07% of the total units.

The consideration to be paid by Bancolombia is COP 805.305´041.521,64, an amount that is payable in cash on the closing date of the transaction, which is expected to occur in the upcoming weeks subject to the fulfillment of certain precedent conditions.

With this acquisition, Bancolombia consolidates its interest in one of the largest real estate funds in Colombia, from where it will continue investing in the construction of sustainable cities and communities and participating in the development of the real estate sector.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta
Corporate VP	Financial VP
Tel.: (571) 4885675	Tel.: (571) 4885934